March 9, 2018

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On January 8, 2018, the Registrant, on behalf of its series, Newfound Risk Managed Global Sectors Fund and Newfound Risk Managed U.S. Sectors Fund (each a “Fund” and collectively, the “Funds”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) on Form N-1A (the “Amendment”). In a telephone conversation on March 8, 2018, you provided additional comments to the Amendment. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Comment 19. In the fourth paragraph on page 2 of the Prospectus, please provide a definition of “Emerging Markets” that either includes a reference to an emerging market index or provides some objective definition of the term.

Response. The Registrant has amended its disclosure on page 2 of the Prospectus to state the following:

Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. issuers organized or having their principal place of business outside the U.S., including emerging market countries, or doing a substantial amount (more than 50%) of business outside the U.S. including emerging market countries. Emerging markets are generally those with a less-developed economy and per-capital income significantly lower than the U.S. The Fund will invest in emerging markets that are reflected in the MSCI Emerging Market Index or the S&P Emerging Markets Broad Market Index. Investments in ETFs based on non-U.S. market indexes are considered investments outside the U.S. for purposes of the 40% requirement noted above.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217	4837-3111-8943.1

Mr. Alberto Zapata

March 9, 2018

Comment 20. On pages 11 and 12 of the Prospectus, please describe “portfolio tranching” in plain English.

Response. The Registrant has amended the disclosures on page 11 and 12 of the Prospectus to state the following:

If the momentum of a sector is positive, then it is included in the portfolio. If the momentum of a sector is negative, it is excluded from the portfolio. Sectors that are included in the Fund are generally equally weighted, subject to the Adviser’s rebalancing methodology, with a maximum allocation per sector of 25%, measured at the time of rebalancing for the sector in question. As such, when three or fewer sectors are represented in the Fund, the remainder of the Fund’s assets will be held in cash or invested directly or indirectly in investment grade short term fixed income ETFs or other securities, up to 100%. The portfolio is rebalanced as frequently as weekly subject to the Adviser’s rebalancing methodology. The Adviser’s rebalancing methodology consists of two main components. First, a process called “portfolio tranching” is utilized. Instead of investing in a single portfolio that rebalances at a set frequency, the Fund invests in several identically managed portfolios that rebalances with the same frequency, but at different times. ~~Portfolio tranching involves implementing signal changes gradually over a period of time.~~ Second, a trade optimization process is used. The trade optimization seeks to reduce trading and turnover while minimizing tracking error to the target portfolio.

Comment 21. On pages 11 and 12 of the Prospectus, please describe “changing market regimes” in plain English.

Response. The Registrant has amended the disclosures on page 11 and 12 of the Prospectus to state the following:

The models identify which sectors are exhibiting positive or negative momentum. Building on the theoretical foundation and empirical evidence for trend-following, the Adviser’s models seek to adapt not only to the unique nature of each sector, but also to changing market ~~regimes~~ conditions.

Mr. Alberto Zapata

March 9, 2018

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser